UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INVESTVIEW, INC.
(Name of Subject Company (Issuer))

INVESTVIEW, INC.
(Name of Filing Person (Offeror))

Common Stock, par value $.001 per share
(Titles of Classes of Securities)

46183W-10-1
(CUSIP Numbers of Classes of Securities)

ANNETTE RAYNOR
CHIEF EXECUTIVE OFFICER
INVESTVIEW, INC.
234 INDUSTRIAL WAY WEST, SUITE A202

EATONTOWN, NJ 07724
(732) 889-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Filing Person)

COPIES TO:

SPENCER G. FELDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 AVENUE OF THE AMERICAS, 15th FLOOR
NEW YORK, NEW YORK 10019
(212) 451-2300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$35,072,394.50	$4,552.40

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 2,697,876,500 shares of Investview, Inc. (“Investview”) Common Stock, par value $.001 per share (“Common Stock”), for 5,395,753 shares of Investview Series A Convertible Preferred Stock, par value $.001 and liquidation preference $10.00 per share (“Series A Preferred Stock”). The amount is estimated based upon the product of (a) $0.013, being the closing price per share of the Common Stock as of October 1, 2019, and (b) 2,697,876,500, representing the maximum number of shares of Common Stock that could be exchanged given there were 2,697,876,966 shares of Common Stock outstanding as of October 1, 2019, and that fractional shares will not be exchanged.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:

Filing party: [  ]

Form or registration No.: [  ]

Date filed: [  ]

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[  ] Going-private transaction subject to Rule 13e-3.

[  ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer [  ]

EX-99(a)(1)(A)

EX-99(a)(1)(B)

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This Tender Offer Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by Investview, Inc., a Nevada corporation (together with its subsidiaries, “Investview” or the “Issuer”), to exchange (the “Exchange Offer”) shares of its currently outstanding common stock, par value $.001 per share (the “Common Stock”), from the holders thereof (the “Holders”), for shares of Investview Series A Convertible Preferred Stock, par value $.001 and liquidation preference $10.00 per share (the “Series A Preferred Stock”),

Upon the terms and subject to the conditions of the Exchange Offer, the Issuer will issue one share of Series A Preferred Stock in exchange for every [500]* shares of Common Stock, to the extent such shares are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer. For a more detailed description of the Series A Preferred Stock the Issuer is proposing to issue in the Exchange Offer, please see the section of the Offer to Exchange titled “Description of Capital Stock.” The Exchange Offer is open to all Holders and is subject to the conditions that, among others, there will be at least 300 holders of record of our Common Stock following the Exchange Offer and our Series A Preferred Stock will be approved for market trading and quotation. Subject to applicable securities laws and the terms set forth in the Offer to Exchange, the Issuer reserves the right to waive any and all conditions to the Exchange Offer.

The Offer to Exchange and the letter of transmittal (together, as amended and supplemented from time to time, the “Disclosure Documents”) are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Investview, and a Transaction Statement of Investview. All information in the Disclosure Documents, including all schedules, is hereby expressly incorporated by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company is Investview, Inc. The address of the Issuer’s principal executive offices is 234 Industrial Way West, Suite A202, Eatontown, NJ 07724. Its telephone number is (732) 889-4300.

(b) Securities

The information set forth in the Offer to Exchange on the cover page thereto and in the section entitled “Description of Capital Stock” is incorporated herein by reference.

As of October 1, 2019, there were 2,697,876,966 shares of Common Stock that are issued and outstanding. Our Articles of Incorporation, as amended, authorize us to issue 10,000,000 shares of preferred stock, of which 6,000,000 shares of preferred stock have been designated as Series A Preferred Stock.

* To be revised, if lower, to such other number of shares of Common Stock determined by dividing the $10.00 liquidation price of the Series A Preferred Stock by the average closing bid price of the Common Stock for the five trading days immediately preceding the commencement date of the Exchange Offer.

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(c) Trading and Market Price

The information set forth in the Offer to Exchange in the section entitled “Markets and Market Price” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The filing person is the Issuer. The information set forth in Item 2(a) above is incorporated herein by referrence.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Issuer:

Name	Position
Chad Miller	Chairman
Annette Raynor	Chief Executive Officer and Director
Jayme Lin McWidener	Chief Financial Officer
Mario Romano	Treasurer
Ryan Smith	Director
Brian McMullen	Director

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Certain United States Federal Income Tax Considerations,” and “Description of Series A Preferred Stock - Material Differences Between Common Stock and Series A Preferred Stock” is incorporated herein by reference.

(b) Purchases.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Offer to Exchange titled “Transactions in Investview Common Stock” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

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ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.

The information set forth in the section of the Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer” and “Certain Questions and Answers about the Exchange Offer – What is the purpose of the Exchange Offer?” is incorporated herein by reference.

(b) Use of Securities Acquired.

Shares of Common Stock accepted for exchange by us in the Exchange Offer will be cancelled.

(c) Plans.

The information set forth in the section of the Offer to Exchange titled “Background of the Exchange Offer – Certain Effects of the Exchange Offer – Proposed Subscription Rights Offering to Stockholders” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “Terms of the Exchange Offer – Source of Funds” is incorporated herein by reference. Assuming full participation in the Exchange Offer, the holders of such shares of Common Stock would receive, in the aggregate, 5,395,753 shares of Series A Preferred Stock of the Company upon conversion in the Exchange Offer.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated here by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated here by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation. See the information set forth in the Offer to Exchange under the caption “Notice to Investors.”

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ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information.

The information set forth in the section of the Offer to Exchange titled “Selected Historical Financial and Operating Data”, and the financial statements and information contained in the reports set forth in the section of the Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Annette Raynor, our Chief Executive Officer, by phone at (732) 889-4300, or by mail addressed to Annette Raynor, Chief Executive Officer, at 234 Industrial Way West, Suite A202, Eatontown, NJ 07724.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, regulatory requirements and legal proceedings.

(a)(1). The information set forth in the Offer to Exchange in the section entitled “Background of the Exchange Offer – Certain Effects of the Exchange Offer – Proposed Subscription Rights Offering to Stockholders” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) Not applicable.

ITEM 12. EXHIBITS.

The Exhibit Index attached hereto is incorporated by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVESTVIEW, INC.

By:	/s/ Annette Raynor
Name:	Annette Raynor
Title:	Chief Executive Officer

Date: October 3, 2019

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated October __, 2019.
(a)(1)(B)	Letter of Transmittal, dated October __, 2019.
(a)(1)(C)	Notice of Guaranteed Delivery, dated October __, 2019.
(a)(1)(D)	Letter to Clients, dated October __, 2019.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, , dated October __, 2019.
(a)(5)(A)	Press Release of Investview, Inc.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Form of Certificate of Designation for Series A Convertible Preferred Stock.
(d)(2)	Contribution Agreement between Investview, Inc., Wealth Generators, LLC, and the members of Wealth Generators, LLC dated March 31, 2017 (incorporated by reference to the Current Report on form 8-K filed April 6, 2017).
(d)(3)	Investview, Inc. 2012 Incentive Stock Plan (incorporated by reference to the Registration Statement on Form S-8 filed July 25, 2012).
(d)(4)	Form of Conversion Agreement dated June 6, 2017 (incorporated by reference to the Current Report on Form 8-K filed June 12, 2017), executed in connection with the Contribution Agreement between Investview, Inc., Wealth Generators, LLC, and the members of Wealth Generators, LLC dated March 31, 2017.
(d)(5)	Agreement entered into with CTB Rise International Inc. dated June 7, 2017 (incorporated by reference to the Current Report on Form 8-K filed June 12, 2017).
(d)(6)	Founder Employment Agreement between Investview, Inc. and Ryan Smith, entered October 10, 2017 (incorporated by reference to the Current Report on Form 8-K filed October 13, 2017).
(d)(7)	Founder Employment Agreement between Investview, Inc. and Annette Raynor, entered October 10, 2017 (incorporated by reference to the Current Report on Form 8-K filed October 13, 2017).
(d)(8)	Founder Employment Agreement between Investview, Inc. and Chad Miller, entered October 10, 2017 (incorporated by reference to the Current Report on Form 8-K filed October 13, 2017).
(d)(9)	Founder Employment Agreement between Investview, Inc. and Mariano Romano, entered October 10, 2017 (incorporated by reference to the Current Report on Form 8-K filed October 13, 2017).

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(d)(10)	Founder Revenue Agreement among Investview, Inc. and Chad Miller, Annette Raynor, Mario Romano, and Ryan Smith (incorporated by reference to the Current Report on Form 8-K filed October 13, 2017).
(d)(11)	Contribution and Exchange Agreement between Investview, Inc. and HODO-mania, Inc., entered October 20, 2017 (incorporated by reference to the Current Report on Form 8-K filed October 27, 2017).
(d)(12)	Product Contribution Agreement between Investview, Inc. and Priam Technologies, Inc., entered November 13, 2017 (incorporated by reference to the Current Report on Form 8-K filed November 15, 2017).
(d)(13)	Exclusive License Agreement between Investview, Inc. and Binnacle Research Marketing, Inc., entered November 13, 2017 (incorporated by reference to the Current Report on Form 8-K filed November 15, 2017).
(d)(14)	Product Contribution Agreement between Investview, Inc. and WestMyn Technology Services, Inc., entered November 13, 2017 (incorporated by reference to the Current Report on Form 8-K filed November 15, 2017).
(d)(15)	Securities Purchase Agreement between InvestView, Inc., and D-Beta One EQ, Ltd., entered December 6, 2017 (incorporated by reference to the Current Report on Form 8-K filed December 13, 2017).
(d)(16)	Registration Rights Agreement between InvestView, Inc., and D-Beta One EQ, Ltd., entered December 6, 2017 (incorporated by reference to the Current Report on Form 8-K filed December 13, 2017).
(d)(17)	Standby Equity Distribution Agreement between InvestView, Inc., and YAII PN, Ltd., entered December 6, 2017 (incorporated by reference to the Current Report on Form 8-K filed December 13, 2017).
(d)(18)	Purchase Agreement between United Marketing, LLC and Investview, Inc., entered July 20, 2018 (incorporated by reference to the Current Report on Form 8-K filed July 25, 2018).
(d)(19)	Product Contribution Agreement between Investview, Inc. and WestMyn Technology Services, Inc., entered May 1, 2018 (incorporated by reference from the Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2018, filed September 5, 2018).
(d)(20)	Stock Buyback Letter Agreement between Investview, Inc. and Yorkville Advisors Global, LP and its subsidiaries dated September 13, 2018 (incorporated by reference to the Current Report on Form 8-K filed September 26, 2018).
(d)(21)	Common Stock Purchase Agreement between Investview, Inc. and Triton Funds, LP., entered December 29, 2018 (incorporated by reference to the Current Report on Form 8-K filed January 7, 2019).
(d)(22)	Registration Rights Agreement between Investview, Inc. and Triton Funds, LP., entered December 29, 2018 (incorporated by reference to the Current Report on Form 8-K filed January 7, 2019).
(d)(23)	Share Donation Agreement between Investview, Inc. and Triton Funds, LP, Ltd., entered December 29, 2018 (incorporated by reference to the Current Report on Form 8-K filed January 7, 2019).
(d)(24)	Joint Venture Agreement among Investview, Inc. and AI Data Consulting, LLC, and Freedom Enterprise, LLC (incorporated by reference to the Current Report on Form 8-K filed March 8, 2019).
(d)(25)	Amended Common Stock Purchase Agreement between Investview, Inc. and Triton Funds LP entered March 22, 2019 (incorporated by reference to the Current Report on Form 8-K filed March 26, 2019).
(d)(26)	Second Amendment of Common Stock Purchase Agreement between Investview, Inc. and Triton Funds LP entered April 11, 2019 (incorporated by reference to the Current Report on Form 8-K filed April 12, 2019).
(d)(27)	Securities Purchase and Royalty Agreement between Investview, Inc., and Brian McMullen, dated as of July 23, 2019 (incorporated by reference to the Current Report on Form 8-K filed August 1, 2019).
(d)(28)	Convertible Promissory Note between Investview, Inc. and Brian McMullen, dated as of July 23, 2019 (incorporated by reference to the Current Report on Form 8-K filed August 1, 2019).
(d)(29)	Employment Agreement between Investview, Inc. and Jayme McWidener, effective as of September 15, 2019 (incorporated by reference to the Current Report on Form 8-K filed September 12, 2019).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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